

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 29, 2008

Via U.S. Mail and Facsimile

Mr. Kenneth V. Huseman
President and Chief Executive Officer
Basic Energy Services, Inc.
500 W. Illinois, Suite 100
Midland, Texas 79701

> **Re:** **Basic Energy Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007, as amended**
> **Filed March 7, 2008**
> **File No. 1-32693**

Dear Mr. Huseman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-K for the year ended December 31, 2007, as filed April 29, 2008

General

1.	Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Discussion & Analysis, page 5

2.   We note your statement that you included only "very limited additional perquisites" for your named executive officers. You also refer at page 13 to the perquisites you provided in 2006 and 2007. Confirm that no additional tabular or textual disclosure is required by Item 402(c) of Regulation S-K, in particular Item 402(c)(2)(ix). See Instruction 4 to Item 402(c)(2)(ix).

3.   You provide weighting information regarding the metrics used by the Compensation Committee to determine annual bonuses for your named executive officers in 2006. Disclose for 2007 the corresponding weighting information as well as the actual individual component targets in every instance in which targets were used for compensation purposes. For example, what was the targeted "EBITDA return on capital employed"? See Item 402(b) of Regulation S-K; see also Instructions 4 and 5 to Item 402(b).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265 or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
D. Brown